Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-219037) of Exelon Corporation of our report dated June 29, 2018, with respect to the statements of net assets available for benefits of the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2017, which appears in the December 31, 2017 annual report on Form 11-K of the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek.

/s/ WASHINGTON, PITTMAN & McKEEVER, LLC
Chicago, Illinois
June 29, 2018